UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of Acquisitions

On April 21, 2022, Genius Group Limited, a Singapore public limited company (“Genius Group”), announced that it completed a series of business combinations with Education Angels in Home Childcare Limited (“Education Angels”), Property Investors Network Ltd and Mastermind Principles Limited (“PIN” and collectively the “IPO Acquisitions”). The business combination agreements with the aforementioned entities are qualified in their entirety by reference to the full text of such documents attached hereto as Exhibits 10.1 through 10.11, respectively, and incorporated herein by reference.

The material terms of each acquisition are as follows:

Education Angels. Education Angels delivers home educators and childcare for 0-5 year old’s with creative thinking and play modules.

➢	The Share Purchase Agreement was signed on October 22, 2020 between Genius Group and the owners of Education Angels, David Raymond Hitchins and Angela Stead, for the purchase of 100% of the shares in Education Angels.

➢	The purchase price was calculated as 2x the annual revenue in 2019 or 2020 (whichever is higher) of Education Angels, with a minimum purchase price of NZ$3 million (approximately US$2 million).

➢	The payment was 100% in shares of Genius Group.

➢	The share purchase included all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as at the date of the acquisition, less any director’s loans or shareholder’s loans.

➢	The sellers agreed not to sell any shares in Genius Group for at least 6 months from closing in the case of David Hitchins and 12 months in the case of Angie Stead.

➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.

➢	An extending letter was signed on September 30, 2021 to extend the terms of the agreement to December 31, 2021.

➢	An extending letter was signed on December 17, 2021 to extend the terms of the agreement to March 31, 2022.

➢	An extending letter was signed on March 24, 2022 to extend the terms of the agreement to June 30, 2022.

Property Investors Network. PIN is a UK-based property networking organization.

➢	The Share Purchase Agreement was signed on November 30, 2020, between Genius Group and the owner of PIN, Simon Zutshi on behalf of Property Mastermind International Pte Ltd (MPL), for the purchase of 100% of the shares in Property Investors Network Ltd and Mastermind Principles Ltd.

➢	The purchase price was calculated as 1x the annual revenue in 2019 or 2020 (whichever was higher) of the two companies in the agreement.

➢	The payment was 10% in cash and 90% in Genius Group ordinary shares, with the shares paid on closing and the cash paid within 7 days of closing.

➢	The share purchase included all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as at the date of the acquisition, less any director’s loans or shareholder’s loans.

➢	The parties agreed to clear all director’s loans and shareholder’s loans from the balance sheets of the two companies first by Genius Group paying £1.5 million (US$2.0 million) to MPL on behalf of the seller in order to pay off part of the outstanding loans, and second by the seller repaying any remaining unpaid loans within three years of the closing date.

➢	Both parties provided various representations, warranties and indemnifications as part of the agreement.

➢	An extending letter was signed on September 30, 2021 to extend the terms of the agreement to December 31, 2021.

➢	An extending letter was signed on December 17, 2021 to extend the terms of the agreement to March 31, 2022.

➢	An extending letter was signed on March 24, 2022 to extend the terms of the agreement to June 30, 2022.

On April 21, 2022, the Company issued a press release regarding the closing of these two acquisitions. Such press release is filed as Exhibit 99.1 to this report.

The Company is also in the process of trying to close two additional acquisitions: University of Antelope Valley and E-Square.

University of Antelope Valley. UAV is a California-based, WASC accredited, U.S. university issuing degrees on campus and on-line. Per the terms of the agreement, Genius Group has already paid UAV US$7 million in cash and 1 million Genius Group ordinary shares (valued at US$6 million) as closing consideration. The terms of this acquisition were amended on April 18, 2022 to reflect that (i) the transaction will not close until the full cash amount of US$24 million is paid by Genius Group to UAV and (ii) the Genius Group ordinary shares issued are subject to a lock-up.

E-Square. E-Square is a full campus with primary, secondary and college education for students in entrepreneurship. The terms of the acquisition were amended on April 19, 2022 to reflect that the closing is conditioned upon the approval of the South African Reserve Bank.

Appointing Chief Operating Officer

The Company’s Board of Directors has appointed Brad Warkins to hold the position of Chief Operating Officer of Genius Group, effective as of April 25, 2022. Prior to joining Genius Group, Mr. Warkins served as President of publicly traded Gaia, Inc. (Nasdaq: GAIA), one of the world’s largest on-demand video service producing and curating original content in the conscious media space, serving 821,000 subscribers in 185 countries. In his role as President, from 2015 through 2021, Mr. Warkins drove digital transformation, led all acquisition integrations and international expansions, and negotiated and managed Gaia’s most valued cross-platform partnership deals, in addition to leading all technology and operations. Previously, Mr. Warkins served as VP and COO of Gaia’s predecessor company, Gaiam, Inc., from 2006 to 2015, President of Conscious Media, Inc. from 1999 to 2006, Director of Ecommerce for Corporate Express from 1998 to 1999, and Manager at Accenture from 1991 to 1998.

On April 25, 2022, the Company will issue a press release regarding the announcement of Brad Warkins as Genius Group’s Chief Operating Officer. Such press release is filed as Exhibit 99.2 to this report.

EXHIBIT INDEX

Exhibit Number	Description of Document
10.1*	Share Purchase Agreement dated October 22, 2020 among Genius Group Ltd, David Raymond Hitchins and Angela Stead

10.2*	Share Purchase Agreement dated November 30, 2020 between Genius Group Ltd and Property Mastermind International PTE Ltd.

10.3*	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead

10.4*	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd.

10.5*	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead

10.6*	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd.

10.7*	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead

10.8*	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd.

10.9	Amended Share Purchase Agreement dated April 19, 2022 between Genius Group Ltd and Lillian Magdalena Niemann

10.10	Loan Agreement dated as of April 19, 2022 between Genius Group Ltd, as lender, and E-Squared Education Enterprises (PTY) Ltd., as borrower

10.11	Eighth Amendment to Stock Purchase Agreement dated April 18, 2022 among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd.

99.1	Press Release dated April 21, 2022

99.2	Press Release dated April 25, 2022

* Incorporated by reference to the Registrant’s registration statement on Form F-1 filed with the SEC on July 6, 2021, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 22, 2022
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)